UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

In the Matter of

Fidelity Covington Trust

Fidelity Management & Research Company LLC

Fidelity Distributors Company LLC

245 Summer Street

Boston, MA 02210

Please send all communications, notices and orders to:

Cynthia Lo Bessette, Esq.

Chief Legal Officer

Fidelity Management & Research Company LLC

245 Summer Street, V10E

Boston, Massachusetts 02110

With a copy to:

John V. O’Hanlon, Esq.

Allison M. Fumai, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

Page 1 of 21 sequentially numbered pages.

As filed with the Securities and Exchange Commission on April 2, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: Fidelity Covington Trust Fidelity Management & Research Company LLC Fidelity Distributors Company LLC File No. 812-15175	First Amended and Restated Application for an Order to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) of the 1940 Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act

I.	Introduction

Fidelity Covington Trust (the “Trust”); Fidelity Management & Research Company LLC (“FMR” or the “Adviser”)1; and Fidelity Distributors Company LLC (“FDC” or the “Distributor” and, collectively with the Trust and FMR, “Applicants”) request an order (“Amended Order”) to amend a portion of a prior order issued to FMR and FDC2 under Section 6(c) of the Investment Company Act of 1940 (“1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (“Prior Order”), which permits registered open-end investment companies that are actively managed exchange-traded funds (“ETFs”) to operate without being subject to a daily portfolio transparency condition.3

[1]

FMR and each such other entity and any successor thereto included in the term “Adviser.” For the purposes of the Amended Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]

The Trust listed herein as an Applicant differs from that listed in the Prior Application (defined in Note 3 below) as the Initial Funds have been registered with the Commission as series of Fidelity Covington Trust. The Trust is organized as a business trust under the laws of The Commonwealth of Massachusetts and is registered with the Commission as an open-end management investment company.

[3]

The Applicants previously submitted an application with the Commission (File No. 812-14364), as amended and restated and filed with the Commission on November 8, 2019 (the “Prior Application”), requesting such relief. The Prior Application was noticed in Investment Company Act Release No. 33683 dated November 14, 2019 (the “Prior Notice”) and the Prior Order granting the relief requested was contained in Investment Company Act Release No. 33712 dated December 10, 2019. Except as specifically noted herein, all representations and conditions contained in the Prior Application remain applicable to the operation of the Funds and will apply to any Funds relying on the Amended Order. All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the Prior Application and the Prior Order, as applicable. Pursuant to the Commission’s recent release adopting Rule 12d1-4 under the 1940 Act, the relief granted in the Prior Order under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act relating to the Section 12(d)(1) Relief, will expire one year from the effective date of Rule 12d1-4, except that the exception in subparagraph (ii) to Condition 12 of the Section 12(d)(1) Relief will still be available to a Fund relying on the ETF Relief. See Fund of Funds Arrangements, SEC Release No. IC-10871 (Oct. 7, 2020), at III; Prior Application at note 73; Prior Notice at note 45.

A.	Summary of Application

The Prior Order permits the Trust to create and operate Funds that are actively managed ETFs (“Active ETFs”). However, unlike traditional Active ETFs, Applicants operate Funds that do not disclose their portfolio holdings daily pursuant to the Prior Order. Rather, the Funds allow for efficient trading through an effective Fund portfolio transparency substitute and the publication of related information metrics, while shielding the identity of the full Fund portfolio contents and recent trading activity in the Fund’s actual portfolio to protect the Funds’ performance-seeking strategies from the risks of front-running of portfolio transactions and reverse engineering of the Funds’ strategies to the detriment of the Funds.

Even though the Funds will not publish their full portfolio holdings daily, the Tracking Basket mechanism described in the Prior Application allows market participants to understand the value and risk of a Fund’s actual portfolio. Daily disclosure of the Tracking Basket contents and Tracking Basket Weight Overlap permit effective arbitrage activity from differences between a Fund’s trading price and its NAV, including hedging of risks associated with arbitrage and market making activities. As a result, Applicants believe that investors would be able to purchase and sell Shares in the secondary market at prices that are at or close to their NAV.

Shares of each Fund are purchased and redeemed only in Creation Units and generally on an in-kind basis. Purchasers are required to purchase Creation Units by making a deposit of Deposit Instruments and shareholders redeeming their Shares will receive a transfer of Redemption Instruments. Under the Prior Order, the names and quantities of the instruments that constitute the Deposit Instruments and the

Redemption Instruments for a Fund (collectively, the “Creation Basket”) will be the same as the Fund’s Tracking Basket, except to the extent purchases and redemptions are made entirely or in part on a cash basis.

Applicants now seek an Order to amend the Prior Order to permit the Applicants to: (i) include select securities from the universe from which a Fund’s investments are selected such as a broad-based market index (“Investment Universe”) in the Fund’s Tracking Basket; and (ii) use Creation Baskets that include instruments that are not included, or that are included with different weightings, in the Fund’s Tracking Basket. As discussed below, Applicants believe that this additional flexibility would improve the functioning of the Funds and benefit investors through more effective arbitrage and more efficient portfolio management.4

II.	Applicant’s Proposal

A.	Fund Operations

1.	Ability to Include Select Securities from a Fund’s Investment Universe in its Tracking Basket

The Funds or the Adviser may determine that it is desirable to include select securities from a Fund’s Investment Universe in its Tracking Basket. As a result, Applicants seek to improve the functioning of the Funds by amending the Prior Order to permit such securities to be included in a Fund’s Tracking Basket.

In addition to select securities from a Fund’s Investment Universe, a Fund’s Tracking Basket will be comprised of (i) select recently disclosed portfolio holdings (together with select securities from a Fund’s Investment Universe, “Strategy Components”), (ii) Representative ETFs, and (iii) cash and cash equivalents, and will only include Permissible Investments. The optimization process described in the Prior

[4]

The Commission recognized these benefits in the Rule 6c-11 Adopting Release. See Rule 6c-11 Adopting Release at 82-83 (“ETFs without basket flexibility typically are required to include a greater number of individual securities within their baskets when transacting in kind, making it more difficult and costly for [APs] and other market participants to assemble or liquidate baskets. This could result in wider bid-ask spreads and potentially less efficient arbitrage.”).

Application will be applied to select the Strategy Components from among recently disclosed portfolio holdings and securities in the Fund’s Investment Universe and Representative ETFs.

2.	Additional Basket Flexibility in Creation and Redemption Process

The Funds may determine that it is desirable to use Creation Baskets that differ from the Tracking Basket beyond cash substitutions. As such, the Applicants seek to improve the functioning of the Funds by amending the Prior Order to enable a Fund’s use of Creation Baskets that include instruments that are not in the Tracking Basket, or are included in the Tracking Basket but in different weightings.

The Funds will use the requested additional basket flexibility only in circumstances under which Applicants believe there will be no harm to the Funds or their shareholders, and in order to benefit the Funds and their shareholders by reducing costs, increasing efficiency and improving trading.

A Fund may use a Creation Basket that contains instruments that are not included in a Fund’s Tracking Basket if the Adviser or Sub-Adviser seeks to add an instrument to the Fund’s actual portfolio without incurring transaction costs associated with the purchase of the instrument for cash. For example, if the Adviser or Sub-Adviser decides to add an instrument to a Fund’s actual portfolio and determines that disclosing the new position should not result in front-running or free-riding, the new instrument may be included in a Creation Basket with the expectation that it will be delivered to the Fund in kind during a creation transaction. Similarly, if the Adviser or Sub-Adviser decides to sell an instrument from the actual portfolio and determines that disclosing the position to be reduced should not result in front-running or free-riding, the instrument may be included in a Creation Basket with the expectation that the Fund will deliver it in kind during a redemption transaction.

Fundamentally, the act of constructing Creation Baskets for creation and redemption of Shares is a portfolio management function. In determining the Deposit Instruments, a Fund’s portfolio management team decides which assets to “purchase” for the portfolio. Similarly, the portfolio management team decides which assets to “sell” when it determines the Redemption Instruments. Enabling the Adviser or Sub-Adviser

to use Creation Baskets that differ from the Tracking Basket when it is in the Funds’ best interest to do so is anticipated to improve operational efficiency and potentially reduce costs.

3.	Revised Purchase and Redemption Procedures for Fund Shares

The names and quantities of the instruments that may constitute a Creation Basket5 will generally be the same as the Fund’s Tracking Basket, but a Fund may accept Creation Baskets that differ from the Tracking Basket. If there is a difference between the NAV attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other the Cash Amount. A Fund that normally issues and redeems Creation Units in kind may require purchases and redemptions to be made entirely or in part on a cash basis.6 In such an instance, the Fund will announce, before the open of trading on a given Business Day, that all purchases, all redemptions, or all purchases and redemptions on that day will be made wholly or partly in cash. A Fund may also determine, upon receiving a purchase or redemption order from an AP, to have the purchase or redemption, as applicable, be made entirely or in part in cash.

Each Business Day, before the open of trading on the Exchange where the Fund is listed, the Fund will publish on its website the composition of any Creation Basket exchanged with an AP on the previous Business Day that differed from such Business Day’s Tracking Basket other than with respect to cash.

[5]	Deposit Instruments and Redemption Instruments may include cash and/or securities.
[6]

In determining whether a Fund will issue or redeem Creation Units entirely or partly on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For example, in light of anticipated purchases of different Portfolio Instruments, the Adviser may wish to receive additional cash as part of a Creation Basket or may wish to receive all cash instead of a Creation Basket. Purchases of Creation Units either entirely or partly in cash or in kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling Portfolio Instruments, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant use of in-kind redemptions. In addition, a Fund may permit an AP to deposit or receive, as applicable, cash in lieu of some or all of the instruments in the Creation Basket because such instruments are not eligible for trading by the AP or the investor on whose behalf the AP is acting.

Each Fund will adopt and implement written policies and procedures regarding the construction of its Creation Baskets in accordance with Rule 6c-11 under the 1940 Act.7 The same as in Rule 6c-11, if a Fund utilizes a custom basket, these policies and procedures will also set forth detailed parameters for the construction and acceptance of baskets in compliance with the terms and conditions of the Amended Order and that are in the best interests of the Fund and its shareholders, including the process for any revisions to or deviations from those parameters, as well as specify the titles or roles of the employees of the Fund’s Adviser who are required to review each custom basket for compliance with those parameters.

Furthermore, each Fund will comply with the recordkeeping requirements of Rule 6c-11.8 In addition, pursuant to condition 9 herein, each Fund will maintain and preserve a copy of the Tracking Basket published on the Fund’s website for each Business Day and a copy of each Creation Basket made available.

B.	No New Policy Concerns

1.	Reliability of the Tracking Basket as an Arbitrage Vehicle

The ability to include securities from a Fund’s Investment Universe in its Tracking Basket will not affect the reliability of the Tracking Basket as an arbitrage vehicle. Notwithstanding this change, Applicants anticipate that the difference in daily returns between the Fund and its Tracking Basket will have a consistent relationship and that the deviation in the daily returns between a Fund and its Tracking Basket will be sufficiently small such that the Tracking Basket will provide arbitrageurs with a reliable vehicle that they can use to effectuate low-risk arbitrage trades in Shares.

Further, daily disclosure of the Tracking Basket contents and Tracking Basket Weight Overlap should allow market participants to understand the relationship between the performance of a Fund and its Tracking Basket. In particular, the Tracking Basket Weight Overlap will help market participants evaluate

[7]

See Rule 6c-11(c)(3). For purposes of the requirement to comply with the policies and procedures provision in Rule 6c-11, only Creation Baskets different from a Fund’s Tracking Basket will be treated as a “custom basket” under rule 6c-11(c)(3).

[8]

See Rule 6c-11(d)(2)(ii). For purposes of the requirement to comply with the recordkeeping provision in Rule 6c-11, only Creation Baskets different from a Fund’s Tracking Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii).

the risk that the performance of the Tracking Basket may deviate from the performance of the actual portfolio. Accordingly, Applicants anticipate that arbitrageurs will have adequate information to estimate the value of and hedge positions in a Fund’s shares, which will facilitate the arbitrage process that permits the shares of an ETF to trade at market prices that are at or close to NAV.

2.	Market Impact

Consistent with the Prior Application, a Fund’s Tracking Basket may contain Strategy Components that are not in the Fund’s portfolio. Applicants continue to believe, however, that they have structured the Tracking Basket mechanism so as to avoid having a significant market impact on Strategy Components that are not in the Fund’s portfolio. Applicants will include in the Tracking Basket only securities that have exhibited a high average daily trading volume and 100% of the Strategy Components in the Tracking Basket will be liquid and listed on an Exchange or otherwise traded contemporaneously with the Fund’s Shares. Given the limited trading volume expected to result from inclusion of a security in a Tracking Basket relative to overall trading volume of that security, any market impact should therefore be minimal.

3.	Misrepresenting a Fund’s Portfolio Holdings

The ability to include securities from a Fund’s Investment Universe in its Tracking Basket will not cause the Tracking Basket to misrepresent a Fund’s portfolio holdings or create a perception of false information in the marketplace. As noted in the Prior Application, it is in the interest of both the Funds and the Adviser to publish Tracking Baskets that do not mislead shareholders. In addition, Applicants will take steps to avoid investor confusion by providing plain English disclosures regarding the Funds, Tracking Basket, and Tracking Basket Weight Overlap.

4.	Susceptibility to Front Running or Free Riding

Applicants believe that the ability to utilize a Creation Basket that includes securities that are not included in a Fund’s Tracking Basket, or are included in different weightings, does not raise concerns about reverse engineering of the Fund’s portfolio beyond those addressed in the Prior Application. The purpose of the Tracking Basket is to facilitate the operation of ETFs that limit susceptibility of their strategies to practices like “front running” ETF trades and “free riding” of their investment strategies. Failure at that purpose could lead to the failure of a Fund with potential reputational damage to an Adviser. Thus, Applicants note that they will operate the Funds in a manner designed to minimize the risk of reverse engineering.

By using a Creation Basket that includes instruments that are not included in a Fund’s Tracking Basket, or are included in different percentages, and by publishing such Creation Basket on its website,9 the Fund would provide market participants with additional information about which instruments it adds or removes from the actual portfolio. However, the Fund will not disclose to APs or other market participants any information about the overlap between the instruments of any Creation Basket different from the Fund’s Tracking Basket, on the one hand, and the securities in the Fund’s actual portfolio, on the other hand. In addition, Applicants will not use such additional basket flexibility in situations where such publication may provide sufficiently useful information to either predict the Fund’s current positions or pending or upcoming trades so as to front-run them or to ascertain the Fund’s current actual portfolio as to free-ride on the Adviser’s investment decisions. The Adviser or Sub-Adviser will use the additional basket flexibility only after the Adviser or Sub-Adviser has concluded that the risks of front-running and free-riding are not anticipated to be present with respect to a particular security included in the Creation Basket that is not included in the Tracking Basket or included with a different weighting.

Applicants believe that it is highly unlikely that potential adversaries and other observers without inside information about the Adviser’s portfolio management would be able to reverse engineer a Fund’s portfolio by utilizing information imparted when a Creation Basket deviates from a Fund’s Tracking Basket. Such information, while additive to the total mix of Fund information available to market participants, is insufficient to reverse engineer the Fund’s actual portfolio with any regularity or with the level of accuracy that would be necessary to front-run the Fund’s trades or free-ride on the Adviser’s portfolio decisions.10

[9]	See Section II.A.3.
[10]

The Commission noted that the ETFs proposed to be offered pursuant to such relief would have the ability to minimize the risk of reverse engineering and would “have a significant incentive to minimize this risk, considering that the purpose of their proposed arbitrage mechanism is to facilitate the operation of ETFs that limit the ETFs’ susceptibility to predatory trading practices, like ‘front running’ and ‘free riding’.”

Applicants acknowledge that they cannot completely dismiss the possibility that market participants may infer some information about a Fund’s portfolio holdings and attempt to front-run or free-ride accordingly. However, Applicants will operate the Funds in a manner designed to minimize the risk of reverse engineering and, for the reasons set forth above, believe successful front-running or free-riding is highly unlikely where Creation Baskets deviate from the Tracking Basket.

C.	Additional Protections

1.	Protection from Self-Dealing or Overreaching

Applicants believe that APs and other market participants will not have the ability to disadvantage a Fund by manipulating or influencing the composition of Creation Baskets, including those that differ from the Tracking Basket. Like the basket and custom basket policies and procedures required of ETFs by Rule 6c-11, the Funds will adopt and implement written policies and procedures that govern the construction of Creation Baskets and the process that will be used for the acceptance of Creation Baskets to safeguard the best interests of the Funds and their shareholders.11

2.	Protections for Confidential Information

Because the Funds will not publicly disclose their portfolio holdings daily, the selective disclosure of material nonpublic information, including information other than portfolio information, would be more likely to provide an unfair advantage to the recipient than in other ETFs. Accordingly, the Funds and each person acting on behalf of the Funds will be required to comply with Regulation Fair Disclosure12 as if it applied to them (except that the exemptions provided in Rule 100(b)(2)(iii) therein shall not apply).

In addition, the Funds’ actual portfolios will be considered material, non-public information under the codes of ethics of the Funds, Adviser, Distributor and any Sub-Adviser and the agreements related to the Funds’ other service providers with, or any other party given, access to the actual portfolio, including

[11]

Rule 6c-11 Adopting Release (discussion of Rule 6c-11 requirement for ETF policies and procedures concerning basket construction and acceptance and heightened policies and procedures for custom baskets).

[12]	See Selective Disclosure and Insider Trading, SEC Rel. No. IC-24599 (Aug.15, 2000).

the custodian, administrator and fund accountant, will include appropriate confidentiality provisions and be generally prohibited from trading based upon this information.

The new Creation Basket flexibility being sought by the Applicants does not raise any new concerns about selective disclosure of non-public material information. First, a Fund’s use of, or conversations with APs about, Creation Baskets that would result in such disclosure would effectively be limited by the Funds’ obligation to comply with Regulation Fair Disclosure. Second, as noted above, each Business Day, before the open of trading on the Exchange where a Fund is listed, the Fund will publish on its website the composition of any basket accepted by the Fund on the previous Business Day that differed from such Business Day’s Tracking Basket other than with respect to cash.

D.	Comparability of Relief Sought to Prior Relief Granted by the Commission

The Commission has previously granted the relief sought in this application to Active ETFs that utilize a “Proxy Portfolio” mechanism similar to the Funds’ Tracking Basket mechanism and that include in the Proxy Portfolio securities from a universe in which an ETF can invest.13

In addition, by adopting Rule 6c-11 under the 1940 Act, the Commission permitted ETFs to utilize “custom baskets.” As described above, the use of custom baskets pursuant to Rule 6c-11 is subject to certain additional requirements, such as requirements relating to recordkeeping and the adoption of more detailed written basket policies and procedures governing the construction, and process to be used for the acceptance of, custom baskets.14 In the adopting release, the Commission stated that the use of custom baskets “will provide ETFs with additional basket flexibility, which . . . could benefit investors through more efficient arbitrage and narrower bid-ask spreads.”15 The same policy considerations underlying the ability for ETFs

[13]

See e.g., Natixis ETF Trust II, et al., File No. 812-14870, Seventh Amendment, filed Oct. 21, 2019; SEC Rel. Nos. IC-33684 (Nov. 14, 2019) (notice) and IC-33711 (Dec. 10, 2019) (order); T. Rowe Price Associates, Inc. and T. Rowe Price Equity Series, Inc., File No. 812-14214, Seventh Amendment, filed Oct. 16, 2019; SEC Rel. Nos. IC-33685 (Nov. 14, 2019) (notice) and IC-33713 (Dec. 10, 2019) (order); and American Century ETF Trust, et al., File No. 812-15082, Second Amendment, filed Apr. 9, 2020; SEC Rel. Nos. IC-33841 (Apr. 16, 2020) (notice) and IC-33862 (May 12, 2020) (order).

[14]	See Rule 6c-11 Adopting Release, supra Note 11, at 83; see also Rule 6c-11(c)(3).
[15]	Id. at 16.

to utilize custom baskets in Rule 6c-11 apply to the relief requested herein for additional basket flexibility, which should have a positive impact on the effectiveness of the arbitrage mechanism and result in narrower bid-ask spreads.

III.	Request for Relief

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission grant an Order amending the Prior Order. The Applicants are seeking to amend the terms and conditions of the Prior Order in order to have the ability to: (i) include select securities from a Fund’s Investment Universe in its Tracking Basket; and (ii) utilize Creation Baskets that include instruments that are not in the Funds’ Tracking Basket, or are included with different percentages, subject to the terms and conditions herein.

For the reasons stated in the Prior Order and herein, Applicants believe that:

•

With respect to the relief pursuant to Section 6(c), the relief continues to be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act;

•

With respect to the relief pursuant to Section 17(b), the proposed transactions continue to be reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the 1940 Act; and

•	With respect to the relief pursuant to Section 12(d)(1)(J), the relief continues to be consistent with the public interest and the protection of investors.[16]

IV.	Conditions

Applicants agree that an Amended Order will be subject to all of the conditions in the Prior Order, except that condition A.9 of the Prior Order is deleted in its entirety and replaced with conditions A.9-10 as follows:

[16]	See supra Note 3.

9. Each Fund will comply with the recordkeeping requirements of Rule 6c-11 under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Tracking Basket will be treated as a “custom basket” under Rule 6c-11(d)(2)(ii). In addition, each Fund will maintain and preserve, for a period of not less than five years, in an easily accessible place, (i) a copy of the Tracking Basket published on the Fund’s website for each Business Day; and (ii) a copy of each Creation Basket made available.

10. Each Fund will adopt and implement written policies and procedures that govern the construction of Creation Baskets, as required under Rule 6c-11(c)(3) under the 1940 Act, as amended, except that for purposes of this condition, only Creation Baskets different from the Fund’s Tracking Basket will be treated as a “Custom Basket.” The Fund’s basket policies and procedures will be covered by the Fund’s compliance program and other requirements under Rule 38a-1 under the 1940 Act, as amended.

V.	Procedural Matters

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Amended Order without holding a hearing.

Dated:  April 2, 2021

FIDELITY COVINGTON TRUST

By:	/s/Cynthia Lo Bessette
Name:	Cynthia Lo Bessette
Title:	Secretary

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

By:	/s/Cynthia Lo Bessette
Name:	Cynthia Lo Bessette
Title:	Chief Legal Officer and Secretary

FIDELITY DISTRIBUTORS COMPANY LLC

By:	/s/Sanjiv Mirchandani
Name:	Sanjiv Mirchandani
Title:	President

AUTHORIZATION

FIDELITY COVINGTON TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Cynthia Lo Bessette, in her capacity as Secretary of the Fidelity Covington Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to her general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on July 15, 2020:

FURTHER RESOLVED, that any officer of the Trust be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, as may be necessary to allow the Trust to operate actively managed exchange-traded funds, and with such changes as deemed appropriate by such officers upon the advice of counsel.

/s/Cynthia Lo Bessette
Cynthia Lo Bessette	April 2, 2021
Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Cynthia Lo Bessette states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company LLC have been taken, and that as Chief Legal Officer and Secretary thereof, she is authorized to execute and file the same on behalf of Fidelity Management & Research Company LLC.

/s/Cynthia Lo Bessette
Cynthia Lo Bessette	April 2, 2021
Chief Legal Officer and Secretary

AUTHORIZATION

FIDELITY DISTRIBUTORS COMPANY LLC

In accordance with Rule 0-2(c) under the 1940 Act, Sanjiv Mirchandani states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Company LLC have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Fidelity Distributors Company LLC.

/s/Sanjiv Mirchandani
Sanjiv Mirchandani	April 2, 2021
President

VERIFICATION

FIDELITY COVINGTON TRUST

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Covington Trust, that she is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/Cynthia Lo Bessette
Cynthia Lo Bessette	April 2, 2021
Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY LLC

The undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for and on behalf of Fidelity Management & Research Company LLC, that she is Chief Legal Officer and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/Cynthia Lo Bessette
Cynthia Lo Bessette	April 2, 2021
Chief Legal Officer and Secretary

VERIFICATION

FIDELITY DISTRIBUTORS COMPANY LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Distributors Company LLC, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/Sanjiv Mirchandani
Sanjiv Mirchandani	April 2, 2021
President